ALEXA
                                  VENTURES INC.

                               [GRAPHIC OMITTED]

PRESS RELEASE
November 24, 1999
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                                     TSE:AXA
                                  OTC BB:ALVEF

               Alexa Ventures Inc. Renamed EIGER TECHNOLOGY, INC.

Alexa Ventures Inc., has been renamed Eiger Technology, Inc. (Eiger) and will commence trading under its new name November 26, 1999 on the Toronto Stock Exchange (symbol: AXA no change) and the NASDAQ BB (symbol: ETIFF, symbol change from ALVEF).

Gerry A. Racicot say that "the name change properly reflects the corporate focus of the company and enhance the market profile of it's products in the U.S. and Korean markets".

Eiger is a leading manufacturer and distributor of computer peripherals including fax/modems, MP3 Players, DSL modems and other Internet related products. It's research and development team in South Korea have the ability to react quickly to market changes and to produce production quality product research in record time. Eiger will be announcing and delivering its second generation MP3 player during the first quarter of 2000 and the DSL modem is expected to enhance its 2000 revenue stream, as well.

Revenue for the month of October 1999 of $2,500,000 USD conservatively reflects the base business of the company for the fiscal year ended September 30, 2000.

                        DIRECTORS OF ALEXA VENTURES INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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                             Stratford, Ontario N4Z 1A2
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